FD 3/20


14048874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credicorp Capital Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Elena Perez 786-999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue Suite 1800	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/14

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NANCY M BAYER
MY COMMISSION # EE010835
EXPIRES August 11, 2014
(407) 398-0153
FloridaNotaryService.com

Signature

Deputy General Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP CAPITAL SECURITIES, INC.
(FORMERLY CREDICORP SECURITIES, INC.)
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012


MBAF

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

CREDICORP CAPITAL SECURITIES, INC.
(FORMERLY CREDICORP SECURITIES, INC.)
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

TABLE OF CONTENTS:

INDEPENDENT AUDITOR'S REPORT		1-2
FINANCIAL STATEMENTS		
Statements of Financial Condition		3
Statements of Income		4
Statements of Changes in Stockholder's Equity		5
Statements of Cash Flows		6
Notes to Financial Statements		7 - 13
SUPPLEMENTARY INFORMATION		14
SCHEDULE I -	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013	15
SCHEDULE II -	Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X-17a-5, Part II Filing as of December 31, 2013	16
SCHEDULE III -	Statement on Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2013	16
SCHEDULE IV -	Subordinated Borrowings	16
SUPPLEMENTARY REPORTS		17
Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3		18 - 19
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation		20


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Credicorp Capital Securities, Inc.
(Formerly Credicorp Securities, Inc.)
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

Report on the Financial Statements

We have audited the accompanying financial statements of Credicorp Capital Securities, Inc. (formerly Credicorp Securities, Inc.) (a wholly-owned subsidiary of Credicorp Capital Limited) (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

To the Board of Directors
Credicorp Capital Securities, Inc.
(Formerly Credicorp Securities, Inc.)
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)
Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Capital Securities, Inc. (formerly Credicorp Securities, Inc.) (a wholly-owned subsidiary of Credicorp Capital Limited) as of December 31, 2013 and 2012, respectively, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Transactions with Affiliated Companies

As explained in Note 1 to the financial statements, the Company is part of an affiliated group of companies and has extensive transactions with the Parent and its affiliates. Our opinion is not modified with respect to that matter.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2014

CREDICORP CAPITAL SECURITIES, INC.
(FORMERLY CREDICORP SECURITIES, INC.)
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2013	2012
Cash	$ 1,212,694	$ 3,317,675
Cash at clearing organization	170,710	366,153
Deposit with clearing organization	100,000	100,000
Securities owned, at fair value	2,562,135	-
Furniture, equipment and leasehold improvements, net	15,099	23,603
Deferred tax asset	155,580	133,061
Prepaid expenses	6,540	6,194
Accrued commission revenue	8,044	10,503
Other assets	46,830	1,150
TOTAL ASSETS	**$ 4,277,632**	**$ 3,958,339**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 2,321	$ 1,487
Income tax payable	11,085	40,983
Accrued expenses	306,243	194,822
TOTAL LIABILITIES	319,649	237,292
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings	2,457,983	2,221,047
TOTAL STOCKHOLDER'S EQUITY	3,957,983	3,721,047
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 4,277,632**	**$ 3,958,339**

CREDICORP CAPITAL SECURITIES, INC.
(FORMERLY CREDICORP SECURITIES, INC.)
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2013	2012
REVENUES		
Commissions	$ 1,096,176	$ 2,493,352
Principal transactions	1,472,551	1,614,620
Interest income	52,390	16,110
TOTAL REVENUES	2,621,117	4,124,082
OPERATING EXPENSES		
Salaries and employee benefits	1,129,431	1,126,094
Clearing charges	356,861	551,767
Rent	120,120	120,120
Selling, general and administrative	128,000	150,000
Communication expense	141,300	152,281
Professional service fees	185,792	142,333
Depreciation and amortization	14,874	33,978
Travel and entertainment	23,959	23,772
Interest	2,704	7,545
Insurance	12,818	14,355
Other operating expenses	120,165	65,888
TOTAL OPERATING EXPENSES	2,236,024	2,388,133
INCOME BEFORE INCOME TAX EXPENSE	385,093	1,735,949
INCOME TAX EXPENSE	148,157	655,163
NET INCOME	**$ 236,936**	**$ 1,080,786**

CREDICORP CAPITAL SECURITIES, INC.
(FORMERLY CREDICORP SECURITIES, INC.)
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2012	$ 1,000	$ 1,499,000	$ 1,140,261	$ 2,640,261
Net income	-	-	1,080,786	1,080,786
BALANCES, DECEMBER 31, 2012	1,000	1,499,000	2,221,047	3,721,047
Net income	-	-	236,936	236,936
BALANCES, DECEMBER 31, 2013	**$ 1,000**	**$ 1,499,000**	**$ 2,457,983**	**$ 3,957,983**

CREDICORP CAPITAL SECURITIES, INC.
(FORMERLY CREDICORP SECURITIES, INC.)
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 236,936	$ 1,080,786
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	14,874	33,978
Amortization of premiums on securities owned	73,390	-
Deferred tax asset	(22,519)	(56,525)
Deferred rent	37,755	24,524
(Increase) decrease in operating assets:		
Cash at clearing organization	195,443	(81,813)
Securities owned, at fair value	(2,635,525)	503,500
Prepaid expenses	(346)	124,154
Accrued commission revenue	2,459	969
Other assets	(45,680)	1,991
Increase (decrease) in operating liabilities:		
Accounts payable	834	(6,773)
Income taxes payable	(29,898)	40,983
Accrued expenses	73,666	(586)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,098,611)	1,665,188
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment and leasehold improvements	(6,370)	(23,682)
NET (DECREASE) INCREASE IN CASH	(2,104,981)	1,641,506
CASH, BEGINNING OF YEAR	3,317,675	1,676,169
CASH, END OF YEAR	**$ 1,212,694**	**$ 3,317,675**

1. GENERAL

Credicorp Capital Securities, Inc. (the "Company") a Florida corporation was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc. On October 28, 2013; Crediorp Securities, Inc. filed Articles of Amendment to change its name to Credicorp Capital Securities, Inc. The Company was a wholly-owned subsidiary of Credicorp Ltd. (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. On September 11, 2013 Credicorp Ltd. transferred 100% of the shares of Credicorp Securities to Credicorp Investments Ltd. On November 28, 2013, Credicorp Investments Ltd. changed its name to Credicorp Capital Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and of Securities Investor Protection Corporation ("SIPC"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, and United States of America government securities. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through Pershing LLC ("Pershing").

The Company has extensive transactions and relationships with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Substantially all of the Company's revenues, approximately 97% and 99% for the years ended December 31, 2013 and 2012, respectively, and a significant portion of its expenses are derived from transactions with related parties (see NOTE 3). Management believes the Company will have similar transactions with its related parties on a going forward basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 11. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2013 and 2012, the cash at clearing organization of $170,710 and $366,153, respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expense, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2013 and 2012, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2014, which is the date the financial statements were available to be issued.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2013	2012
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 2,550,110	$ 4,061,657
Clearing charges expense	356,190	548,452
Rent expense	120,120	120,120
Selling, general and administrative	128,000	150,000

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

The Company subleases office space from an affiliated company, Banco de Credito del Peru Miami Agency ("BCP"), therefore the related expense is included in rent expense above (see NOTE 7). Additionally, the Company entered into an expense sharing agreement with BCP for services performed by BCP on behalf of the Company including Human Resources and Management Information Systems services. The expense sharing agreement was a flat fee of $12,500. The expense sharing agreement was renewed on September 1, 2013, at a flat fee of $7,000 per month, and is recorded in the caption selling, general and administrative expense in accompanying statements of income. This agreement is effective for a one year period and is automatically renewed for successive one year periods.

4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 87% and 72% of the Company's total revenues for the years ended December 31, 2013 and 2012, respectively.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. SECURITIES OWNED, AT FAIR MARKET VALUE

Securities owned, at fair market value, consist of corporate bonds as of December 31:

	2013	2012
Corporate bonds	$ 2,562,135	$ -

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are as follows as of December 31:

	2013	2012
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	143,487	143,487
Computer equipment	75,985	65,743
Software	6,838	10,710
Artwork	4,672	4,672
	533,186	526,816
Less accumulated depreciation and amortization	(518,087)	(503,213)
Furniture, equipment and leasehold improvements, net	**$ 15,099**	**$ 23,603**

For the years ended December 31, 2013 and 2012, depreciation and amortization expense amounted to $14,874 and $33,978, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, BCP. The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. Rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for all operating leases was $120,120 for the years ended December 31, 2013 and 2012, including taxes. The sublease agreement expires during December 2022. The aggregate minimum lease payments under all operating leases and subleases as of December 31, 2013 would be approximately as follows:

Year ending December 31,

2014	$ 112,289
2015	115,658
2016	119,128
2017	122,702
2018	126,383
Thereafter	544,600
	$ 1,140,760

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

Income tax expense for the years ended December 31, 2013 and 2012 consists of the following:

	2013	2012
Current provision:		
Federal	$ 148,273	$ 609,142
State	22,403	102,546
	170,676	711,688
Deferred provision:		
Federal	(19,228)	(48,263)
State	(3,291)	(8,262)
	(22,519)	(56,525)
Income tax expense	**$ 148,157**	**$ 655,163**

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2013	2012
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 75,005	$ 80,643
Accrued bonus	47,289	42,963
Deferred rent	23,436	9,229
Other	9,850	226
	$ 155,580	**$ 133,061**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has concluded that it is more likely than not that the deferred tax asset will be realized.

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2013	2012
Expected tax expense	$ 130,932	$ 590,223
State tax expense, net of Federal benefit	14,065	63,135
Permanent differences	4,573	1,127
Other	(1,413)	678
	$ 148,157	**$ 655,163**

The U.S. Federal jurisdiction and Florida is the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2010.

8. INCOME TAXES (CONTINUED)

For the years ended December 31, 2013 and 2012, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $9,282 and $10,031 for the years ended December 31, 2013 and 2012, respectively.

10. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013 and 2012, the Company had net capital of $3,525,972 and $3,557,039, respectively, which was $3,425,972 and $3,457,039, respectively, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 and 0.07 to 1 as of December 31, 2013 and 2012, respectively.

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

11. FAIR VALUE MEASUREMENTS (CONTINUED)

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2013, for each fair value hierarchy level. The Company does not have any financial assets or liabilities that are measured at fair value on recurring or non-recurring basis as of December 31, 2012.

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 2,562,135	$ -	$ -	$ 2,562,135

SUPPLEMENTARY INFORMATION

CREDICORP CAPITAL SECURITIES, INC.
(FORMERLY CREDICORP SECURITIES, INC.)
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 3,957,983
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	15,099
Deferred tax assets	155,580
Prepaid expenses	6,540
Other assets	46,830
	224,049
NET CAPITAL BEFORE HAIRCUTS	3,733,934
HAIRCUTS ON SECURITIES	207,962
NET CAPITAL	3,525,972
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $100,000, whichever is greater	$ 100,000
EXCESS NET CAPITAL	**$ 3,425,972**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	$ 319,649
TOTAL AGGREGATE INDEBTEDNESS	**$ 319,649**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.09 to 1**

See Independent Auditor's Report.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2013

NET CAPITAL PER COMPUTATION	$ 3,525,972
Adjustments	2
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART II FILING	**$ 3,525,974**

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2013

As of December 31, 2013 and during the year then ended, the Company did not have any subordinated borrowings.

See Independent Auditor's Report.

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholder of
Credicorp Capital Securities, Inc.
(Formerly Credicorp Securities Inc.)
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

In planning and performing our audit of the financial statements and accompanying information of Credicorp Capital Securities, Inc. (formerly Credicorp Securities, Inc.) (A Wholly-Owned Subsidiary of Credicorp Capital Limited) (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International

MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2014

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
Credicorp Capital Securities, Inc.
(Formerly Credicorp Securities, Inc.)
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Credicorp Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Credicorp Capital Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Credicorp Capital Securities, Inc.'s management is responsible for the Credicorp Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

Check Date	Check number	Payee	Amount
July 18, 2013	4188	SIPC	$2,934
January 29, 2014	4346	SIPC	$2,720

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements for the year ended December 31, 2013, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the focus reports for the year ended December 31, 2013 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2014

An Independent Member of Baker Tilly International
MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com